EPL Intermediate, Inc. Announces Results for the
13 Weeks Ended March 30, 2011

        COSTA MESA, CA -- (BUSINESS WIRE) – May 10, 2011- EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for the 13 weeks ended March 30, 2011.

El Pollo Loco reported operating revenue for the 13-week period ended March 30, 2011 of $66.9 million, which is a decrease of $1.1 million, or 1.7%, from operating revenue for the 13-week period ended March 31, 2010 of $68.0 million.  Operating revenue includes sales at company-operated restaurants and franchise revenue.

The decrease in operating revenue was primarily attributed to a 2.4% decrease in system-wide same-store sales for the first quarter of 2011 compared to the first quarter of 2010.  For the 13 weeks ended March 30, 2011, same-store sales at company-operated restaurants decreased 1.7% and same-store sales at franchise-operated restaurants decreased 3.0%.  Restaurants enter the comparable restaurant base for the calculation of same-store sales the first full week after the 15-month anniversary of the opening.

Commenting on the Company’s activity during the first quarter of 2011, Steve Sather, president and CEO of El Pollo Loco, Inc., said, “We are energized by the momentum underway across our system.  In addition to introducing new tools to assist our restaurant operators in providing our guests an exceptional experience, we are developing crave-able new menu items that highlight our commitment to freshness and bold flavor, collaborating with our new advertising agency, goodness Mfg., to create a fully integrated, dual language campaign scheduled to launch in July, and partnering with a leading global design firm, Gensler & Associates, to develop a new restaurant prototype and remodel program.”

“On the marketing front, we believe we continued to provide value while protecting total average check in the first quarter of 2011 through limited time promotions such as our $5.00 Loco Cash Card, which offered guests $5.00 off their next family meal with the purchase of any family meal.”

“At the end of January, we introduced two limited time fish taco offerings, a Classic Baja Fish Taco and a Spicy Avocado Fish Taco, featuring sauces prepared with El Pollo Loco’s signature salsa recipes.  These tacos exceeded our sales expectations and provided new menu options for our guests who prefer fish or observed Lent.”

Operating income increased $1.3 million, or 31.6%, to $5.7 million for the first 13 weeks of 2011 from $4.4 million for the first 13 weeks of 2010.  This increase was primarily due to decreases in both product costs and advertising expenses, as well as expenses related to store closures in the 2010 period that did not occur in the 2011 period.  The increase was partially offset by an increase in severance expenses and group medical insurance expense.

Despite having a loss for the 13 weeks ended March 30, 2011 and March 31, 2010, we had an income tax provision of $1.1 million and $0.7 million, respectively, primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against the increase in certain of our definite life deferred tax assets as of March 30, 2011 and March 31, 2010.

As a result of the factors cited above, we incurred a net loss of $4.7 million for the 13 weeks ended March 30, 2011 compared to a net loss of $5.6 million for the year ended March 31, 2010.

Commenting on the remainder of 2011, Sather said, “While we expect some continued economic challenges in 2011, since the end of the first quarter of 2011, we continue to see a modest improvement in our company-operated restaurant same-store sales to date which helps to fuel our optimism going forward.  Together with our franchisees, we are working to build a strong foundation that will support our future growth through a laser-like focus on delivering our guests exceptional quality, service and cleanliness; crave-able new menu items; compelling new advertising that resonates with consumers; and a new restaurant design that we believe can support our future growth in a variety of real estate formats.”

As previously announced, the Company intends to pay in full the Mandatory Principal Redemption Amount of its 14½% Senior Discount Notes on May 15, 2011.  The majority of the funds to pay the Mandatory Principal Redemption Amount will be provided through an equity infusion from Chicken Acquisition Corp., the ultimate parent of the Company.  The Company is beginning to explore alternatives it may have to opportunistically refinance its existing debt from a variety of sources.

El Pollo Loco’s restaurant count changes through April 30, 2011 are as follows:

	Company	Franchise	Total
December 29, 2010	171	241	412
Opened	0	0	0
Closed	(1)	(6)	(7)
April 30, 2011	170	235	405

Addressing the Company’s expansion plans for the remainder of 2011, Sather said, “We plan to open one to two company-operated restaurants and anticipate that our franchisees will open one to three restaurants, all in markets where we now operate restaurants.  We currently anticipate more expansion after 2011 assuming the economy recovers and as we finalize our new restaurant design.”

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-operated stores and franchise-operated stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release may be deemed to contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  The Company intends that all such statements be subject to the safe harbor provisions contained in those sections.  Forward-looking statements are statements that do not relate solely to historical fact.  They include, but are not limited to, statements related to the Company’s momentum; the Company introducing new tools to assist its restaurant operators, developing new menu items, and collaborating with its advertising agency and developing a new restaurant prototype and remodel program; the Company expecting some continued economic challenges in 2011 and the Company’s optimism going forward; the Company’s efforts to build a strong foundation to support future growth; the Company’s new advertising and a new restaurant design; the Company’s intention to pay the Mandatory Principal Redemption Amount; the Company exploring alternatives to opportunistically refinance its debt; the Company’s expansion plans and the expansion plans of the Company’s franchisees; and any other statements that may predict, forecast, indicate or imply future results, performance, achievements or events.  Forward-looking statements generally contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could,” “continue,” “predict,” “strategy,” “will likely result,” “will likely continue,” or words or phrases of similar meaning.

Forward-looking statements reflect management's current expectations regarding future results, performance, achievements or events.  Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and many important factors, including factors outside of the control of the Company, could cause actual results, performance, achievements or events to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to: the Company’s history of net losses, including if the Company continues to incur net losses in the future; the fact that any possible refinancing alternatives may be costly, difficult to obtain or otherwise be unavailable on terms the Company deems commercially reasonable or otherwise and such refinancing may not be completed for a number of factors, including factors outside of the Company’s control; the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements, and on our ability to pay or to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; the fact that new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits; anticipated future restaurant openings may be delayed or cancelled; our franchisees may incur financial hardships, be unable to obtain credit or declare bankruptcy; food-borne-illness incidents; negative publicity, whether or not valid; the prospect of a pandemic spread of avian flu; risks arising from recent executive and board turnover, since the Company relies on the unique abilities, experience and knowledge of its directors and officers; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the Southern California area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by challenging economic conditions; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our  franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors  as may be discussed under the headings “Risk Factors” and “Forward Looking Statements” in our annual report on Form 10-K for the year ended December 29, 2010, our quarterly report for the period ended March 30, 2011 and in our other reports filed with the Securities and Exchange Commission.  Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, the Company cannot assure the reader that the results, performance, achievements or events contemplated by the forward-looking statements will be realized in the timeframe anticipated or at all.  In light of the significant uncertainties inherent in forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s objectives or plans will be achieved.  Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.  The financial information contained in this release should be read in conjunction with the condensed consolidated financial statements and notes thereto included in the Company’s quarterly report on Form 10-Q for the 13 weeks ended March 30, 2011, as such report may be amended from time to time.  Statements about the Company’s past performance are not necessarily indicative of its future results.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 170 company-operated and 235 franchise-operated restaurants located primarily in California, with additional restaurants in Arizona, Connecticut, Georgia, Illinois, Nevada, Oregon, Texas, and Utah (as of April 30, 2011).  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees.  Such entrees contain the Company’s signature chicken as the central ingredient and include Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, and chicken tortilla soup.  Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5000	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended

	March 31,	March 30,
	2010	2011
OPERATING REVENUE:
Restaurant revenue	$63,418	$62,442
Franchise revenue	4,574	4,420

Total operating revenue	67,992	66,862

OPERATING EXPENSES:
Product cost	19,778	19,082
Payroll and benefits	17,529	17,558
Depreciation and amortization	2,581	2,437
Other operating expenses	23,751	22,055

Total operating expenses	63,639	61,132

OPERATING INCOME	4,353	5,730

INTEREST EXPENSE—Net	9,232	9,355

LOSS BEFORE PROVISION FOR INCOME TAXES	(4,879)	(3,625)

PROVISION FOR INCOME TAXES	745	1,094

NET LOSS	$(5,624)	$(4,719)

	13 Weeks Ended
	March 31, 2010	March 30, 2011
Operating Statement Data:
Restaurant revenue	100.0%	100.0%
Product cost	31.2	30.6
Payroll and benefits	27.6	28.1
Depreciation and amortization	4.1	3.9
Other operating expenses	37.5	35.3
Operating income	6.9	9.2
Interest expense-net	14.6	15.0

Loss before provision for income taxes	(7.7)	(5.8)
Provision for income taxes	1.2	1.8
Net loss	(8.9)	(7.6)
Supplementary Operating Statement Data:
Restaurant other operating expense	24.8	23.7
Franchise expense	1.6	1.7
General and administrative expense (1)	11.1	9.9
Total other operating expenses	37.5	35.3

(1) General and administrative expenses as a percent of total operating revenue for the thirteen weeks ended March 31, 2010 and March 30, 2011 were 10.3% and 9.2%, respectively.